UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                               CASTLE BRANDS INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   148435100
                                 (CUSIP Number)

                                DECEMBER 31, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 11 Pages
                              Exhibit Index: Page 9

CUSIP NO. 148435100                                          PAGE 2 OF 11 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CAMULOS CAPITAL LP

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                a.       [ ]
                                b.       [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,000,700
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,000,700
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,000,700

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.40%

12       Type of Reporting Person (See Instructions)

                                    IA, PN

CUSIP NO. 148435100                                          PAGE 3 OF 11 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CAMULOS CAPITAL GP LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                    a.       [ ]
                                    b.       [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,000,700
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,000,700
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,000,700

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.40%

12       Type of Reporting Person (See Instructions)

                                    OO

CUSIP NO. 148435100                                          PAGE 4 OF 11 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  RICHARD P. BRENNAN

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                a.       [ ]
                                b.       [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          1,000,700
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,000,700
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,000,700

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.40%

12       Type of Reporting Person (See Instructions)

                                    IN

CUSIP NO. 148435100                                          PAGE 5 OF 11 PAGES


ITEM 1(A)         NAME OF ISSUER:

                  Castle Brands Inc. (the "Issuer").

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  570 Lexington Avenue, 29th Floor
                  New York, NY 10022

ITEM 2(A)         NAME OF PERSON FILING:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    i)   Camulos Capital LP;

                    ii)  Camulos Capital GP LLC; and

                    iii) Richard P. Brennan ("Mr. Brennan").

     This statement relates to Shares (as defined herein) held for the account of entities (the "Funds") for which Camulos Capital LP serves as discretionary investment manager. Camulos Capital GP LLC is the general partner of Camulos Capital LP and Mr. Brennan is the managing member of Camulos Capital GP LLC.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address of the principal business office of each of the Reporting Persons is 3 Landmark Square, 4th Floor, Stamford, CT 06901.

ITEM 2(C)         CITIZENSHIP:

                    1)   Camulos Capital LP is a Delaware limited partnership;

                    2) Camulos Capital GP LLC is a Delaware limited liability company; and

                    2)   Mr. Brennan is a citizen of the United States.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.01 per share (the "Shares").

ITEM 2(E)         CUSIP NUMBER:

                  148435100

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
                  OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                    i) Camulos Capital LP is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

CUSIP NO. 148435100                                          PAGE 6 OF 11 PAGES


ITEM 4.         OWNERSHIP:

ITEM 4(A)       AMOUNT BENEFICIALLY OWNED:

     As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 1,000,700 Shares.

ITEM 4(B)       PERCENT OF CLASS:

     As of November 13, 2007, the number of Shares outstanding was 15,629,776 according to the Issuer's Form 10-Q filed on November 14, 2007. As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 6.40% of the total number of Shares outstanding.

ITEM 4(C)       NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         CAMULOS CAPITAL LP
         (i)       Sole power to vote or direct the vote                                                   1,000,700
         (ii)      Shared power to vote or to direct the vote                                                      0
         (iii)     Sole power to dispose or to direct the disposition of                                   1,000,700
         (iv)      Shared power to dispose or to direct the disposition of                                         0

         CAMULOS CAPITAL GP LLC
         (i)       Sole power to vote or direct the vote                                                   1,000,700
         (ii)      Shared power to vote or to direct the vote                                                      0
         (iii)     Sole power to dispose or to direct the disposition of                                   1,000,700
         (iv)      Shared power to dispose or to direct the disposition of                                         0

         MR. BRENNAN
         (i)       Sole power to vote or direct the vote                                                   1,000,700
         (ii)      Shared power to vote or to direct the vote                                                      0
         (iii)     Sole power to dispose or to direct the disposition of                                   1,000,700
         (iv)      Shared power to dispose or to direct the disposition of                                         0

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                This Item 5 is not applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     The limited partners of the Funds have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the accounts of such Funds in accordance with their respective limited partnership interest (or investment percentages) in such Funds.

CUSIP NO. 148435100                                          PAGE 7 OF 11 PAGES


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  This Item 7 is not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10.          CERTIFICATION:

     By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 148435100                                          PAGE 8 OF 11 PAGES


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2008             CAMULOS CAPITAL LP

                                     By:      /s/ Richard D. Holahan, Jr.
                                              -------------------------------
                                              Name:  Richard D. Holahan, Jr.
                                              Title: General Counsel and
                                                     Chief Operating Officer


Date:  February 12, 2008             CAMULOS CAPITAL GP LLC

                                     By:      /s/ Richard D. Holahan, Jr.
                                              -------------------------------
                                              Name:  Richard D. Holahan, Jr.
                                              Title: Attorney-in-Fact


Date:  February 12, 2008             RICHARD P. BRENNAN

                                     By:
                                     By:      /s/ Richard D. Holahan, Jr.
                                              -------------------------------
                                              Name:  Richard D. Holahan, Jr.
                                              Title: Attorney-in-Fact

CUSIP NO. 148435100                                          PAGE 9 OF 11 PAGES

                                          EXHIBIT INDEX
                                                                                                 PAGE NO.

A.   Joint Filing Agreement, dated as of February 12, 2008, by and among the Reporting
     Persons.........................................................................                10

B.   Power of Attorney, dated February 8, 2008.......................................                11


CUSIP NO. 148435100                                          PAGE 10 OF 11 PAGES

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.01 per share, of Castle Brands Inc. dated as of February 12, 2008, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:  February 12, 2008             CAMULOS CAPITAL LP

                                     By:      /s/ Richard D. Holahan, Jr.
                                              -------------------------------
                                              Name:  Richard D. Holahan, Jr.
                                              Title: General Counsel and
                                                     Chief Operating Officer


Date:  February 12, 2008             CAMULOS CAPITAL GP LLC

                                     By:      /s/ Richard D. Holahan, Jr.
                                              -------------------------------
                                              Name:  Richard D. Holahan, Jr.
                                              Title: Attorney-in-Fact


Date:  February 12, 2008             RICHARD P. BRENNAN

                                     By:
                                     By:      /s/ Richard D. Holahan, Jr.
                                              -------------------------------
                                              Name:  Richard D. Holahan, Jr.
                                              Title: Attorney-in-Fact

                                    EXHIBIT B

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that I, RICHARD P. BRENNAN, hereby make, constitute and appoint Richard D. Holahan, Jr. as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Managing Member, member of or in other capacities with Camulos Capital GP LLC and each of its affiliates or entities advised by me or Camulos Capital GP LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

     All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

     This power of attorney shall be valid from the date hereof until revoked by me.

     IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of February 2008.


                                                RICHARD P. BRENNAN


                                                /s/ RICHARD P. BRENNAN
                                                ---------------------------